FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2005

                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 1 is a press release dated June 14, 2005 announcing the sale of one of its vessels by Excel Maritime Carriers Ltd. (the "Company").

ADDITIONAL INFORMATION

          None.

Exhibit 1

[GRAPHIC OMITTED]

NEWS RELEASE for June 14, 2005, at 7:35 AM EDT
----------------------------------------------

Contact:    Allen & Caron Inc             Christopher Georgakis, CEO
            Michael Mason (investors)     Excel Maritime Carriers Ltd
            michaelm@allencaron.com       +30 210 45 98 692
            Brian Kennedy (media)         info@excelmaritime.com
            brian@allencaron.com
            212 691 8087

                  EXCEL MARITIME SELLS ONE OF ITS OLDER VESSELS

PIRAEUS, GREECE (June 14, 2005)...Excel Maritime Carriers Ltd (Amex:EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargo, announced that it has sold the oldest vessel in its current fleet, MV "Lucky Lady," a Handysize bulk carrier built in 1975. The vessel was acquired by Excel in 1999.

     CEO Christopher Georgakis commented, "We are committed to our fleet modernization program and are pleased to be reporting the sale of MV "Lucky Lady," which results in the reduction of the average age of our fleet from 24.6 years in November 2004 to 14.4 years today. The vessel was due for Special Survey in the third quarter of this year and we view this as an opportune time to conclude the sale. We intend to redeploy the proceeds in the acquisition of younger tonnage."

     The Company anticipates that the gain realized from the sale will be US $1.6 million. Following the sale the Company will have a total fleet of 18 vessels with an aggregate deadweight capacity of 1,185 million dwt.

     The Company has announced the acquisition of 15 vessels over the past eight months.

About Excel Maritime Carriers Ltd
---------------------------------

     The Company is an owner and operator of 18 dry bulk carriers with a total carrying capacity of 1,184,713 dwt, after having taken delivery of all new acquisitions, and a provider of worldwide seaborne transportation services for dry bulk cargo. This includes commodities such as iron ore, coal, grains, as well as bauxite, fertilizers and steel products. The Company was incorporated in 1988 under the laws of Liberia.

     The following table represents the existing fleet together with the new acquisitions:

                                  TABLE FOLLOWS

EXCEL MARITIME SELLS ONE OF ITS OLDER VESSELS
PAGE 2-2-2

Existing Fleet
Name                         Dwt    Year Built   Type     Delivery Date
Fighting Lady               146,313    1983    Capesize
Almar I                     107,140    1979    Capesize
--------------------------------------------------------------------------------

Isminaki                     74,577    1998    Panamax
Birthday                     71,504    1993    Panamax
Powerful                     70,083    1994    Panamax
Renuar                       70,128    1993    Panamax
Elinakos                     73,751    1997    Panamax
First Endeavour              69,111    1994    Panamax
Happy Day                    71,694    1997    Panamax
Angela Star                  73,798    1998    Panamax
--------------------------------------------------------------------------------

Lady                         41,090    1985    Handymax
Swift                        37,687    1984    Handymax
Goldmar                      39,697    1984    Handymax
Emerald                      45,572    1998    Handymax
Attractive                   41,524    1985    Handymax
Marybelle                    42,552    1987    Handymax

Princess I                   38,858    1994    Handymax
--------------------------------------------------------------------------------

Total                     1,115,079
                          ---------
--------------------------------------------------------------------------------

New Acquisitions
Forteza                      69,634    1993    Panamax    Early July 2005

Total                        69,634
                             ------
--------------------------------------------------------------------------------

Grand Total               1,184,713
                          =========

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Forward Looking Statement
-------------------------

     This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                                     # # # #

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)


Dated: June 14, 2005                     By: /s/ Christopher J. Georgakis
                                             ----------------------------
                                                 Christopher J. Georgakis
                                                 President and
                                                 Chief Executive Officer

02545.0001 #578972